





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67606 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Street Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Ross Ave. Ste 2700
(No. and Street)

| Dallas | Texas | 75202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bobby Hashaway 214-545-6800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

| One California Street | San Francisco | CA | 94111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Bobby Hashaway _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Commerce Street Capital, LLC _____, as

of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:




Signature

Executive Vice President
Title


Notary Public

SELINA DELGADILLO
Notary ID #129301361
My Commission Expires
August 21, 2021

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**COMMERCE STREET CAPITAL, LLC**

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

(PURSUANT TO RULE 17a-5(e)(3))

# COMMERCE STREET CAPITAL, LLC

**CONTENTS**

**DECEMBER 31, 2019**

**EISNERAMPER**

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Commerce Street Capital, LLC

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Commerce Street Capital, LLC (the "Company") as of December 31, 2019 and the related notes (collectively, referred to as the "financial statement").  In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management.  Our responsibility is to express an opinion on the Company's financial statement based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.  Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.  We believe that our audit provides a reasonable basis for our opinion.

*EisnerAmper LLP*

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
San Francisco, California
February 27, 2020



# COMMERCE STREET CAPITAL, LLC

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2019**

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,057,856 |
| Accounts receivable, net | | 1,577,676 |
| Due to/from affiliates | | 761,885 |
| Furniture and equipment, net of accumulated depreciation of $401,602 | | 28,778 |
| Operating Lease Right-of-Use Asset | | 3,759,882 |
| Prepaid expenses | | 75,367 |
| | $ | 7,261,444 |

**LIABILITIES AND MEMBER'S CAPITAL**

**Liabilities**

| | | |
|---|---|---|
| Operating Lease Liability | $ | 4,052,823 |
| Other liabilities | | 265,064 |
| Total liabilities | | 4,317,887 |
| **Member's Capital** | | 2,943,557 |
| | $ | 7,261,444 |

*See accompanying notes to financial statements.*

# COMMERCE STREET CAPITAL, LLC

## NOTES TO FINANCIAL STATEMENTS

---

**December 31, 2019**

## 1. Nature of Business and Summary of Significant Accounting Policies

*Nature of Business*

Commerce Street Capital, LLC (the "Company") is a limited liability company organized under the laws of the state of Texas on January 18, 2007. The Company is a wholly owned subsidiary of Commerce Street Holdings, LLC ("CSH"). CSH is a multi-member LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business consists of several types of financial services, including investment banking, financial advisory and underwriting, agency and private placement transactions. The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Raymond James & Associates, Inc.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

*Cash and Cash Equivalents*

The Company considers its investments in short-term money market accounts to be cash equivalents. Money market funds are usually securities categorized in the fair value hierarchy as level 1 assets. At December 31, 2019, the Company had $957,301 in cash and $100,555 in cash equivalents. Cash equivalents are pursuant to the deposit with the Company's clearing broker.

*Furniture and Equipment*

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years.

*Income Taxes*

The Company is a single member limited liability company and thus is treated as a disregarded entity for income tax reporting purposes. All the tax on income or loss of the Company is borne by its member. Accordingly, the Company has not provided for federal income taxes.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

# COMMERCE STREET CAPITAL, LLC

## NOTES TO FINANCIAL STATEMENTS

**December 31, 2019**

### 1. Nature of Business and Summary of Significant Accounting Policies (continued)

*Lease Accounting*

In February 2016, the FASB issued a leases standard, which sets out principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessors and lessees). The standard requires the following:

- Lessors – Leases are accounted for using an approach that is substantially equivalent to existing guidance for operating, sales-type and financing leases, but aligned with the revenue recognition standard. Lessors are required to allocate lease payments to separate lease and non-lease components of each lease agreement, with the non-lease components evaluated under the revenue recognition standard.
- Lessees – Leases are accounted for using a dual approach, classifying leases as either operating or finance based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification determines whether the lease expense is recognized on a straight-line basis over the term of the lease (for operating leases) or based on an effective interest method (for finance leases). A lessee is also required to record a right-of use asset and a lease liability on its balance sheet for all leases with a term of greater than 12 months regardless of their classification as operating or finance leases. Leases with a term of 12 months or less are accounted for similar to existing guidance for operating leases.

The Company adopted this standard as required effective January 1, 2019 using an optional prospective method whereby the Company applied the guidance to existing leases as of the adoption date and elected certain practical expedients, as described below. The standard affected the balance sheet but did not affect the statement of operations. A right-of-use ("ROU") asset and a lease liability where the Company is the lessee were recognized for the Dallas corporate office lease, which is classified as an operating lease. The Company calculated the net present value of the lease liability on January 1, 2019 using its incremental borrowing rate and taking into consideration the remaining term of the lease agreement and options to extend, if any, that are reasonably certain to be exercised. As a result, the Company recorded a lease liability and offsetting ROU lease asset to its opening balance sheet upon adoption on January 1, 2019 of approximately $4.3 million and reclassed a straight-line lease liability approximating $235,000 from deferred rent to record the initial ROU asset.

In conjunction with the implementation of the standard, the Company elected to apply certain lessee practical expedients allowed under the standard including:

- not reassessing (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) the accounting for initial direct costs for any existing leases;
- not evaluating short term leases;
- not assessing whether existing land easements are, or contain leases; and
- making an accounting policy election by class of underlying asset, to not separate non-lease components from lease components and instead to account for each separate lease and non-lease component as a single lease component.

# COMMERCE STREET CAPITAL, LLC

## NOTES TO FINANCIAL STATEMENTS

**December 31, 2019**

### 1. Nature of Business and Summary of Significant Accounting Policies (continued)

*Financial instruments not carried at fair value*

The following table presents the carrying values and estimated fair values at December 31, 2019 of financial assets and liabilities, and information is provided on their classification within the fair value hierarchy.

| Asset | Carrying Value | Level 1 | Level 2 | Level 3 | Total Estimated Fair Value |
|---|---|---|---|---|---|
| Cash and cash equivalents | $1,057,856 | 1,057,856 | - | - | $1,057,856 |
| Accounts receivable | $1,577,676 | - | 1,577,676 | - | $1,577,676 |
| Receivable from affiliates | $761,885 | - | 761,885 | - | $761,885 |
| Prepaid Assets | $75,367 | - | 75,367 | - | $75,367 |
| Other liabilities | $265,064 | - | 265,064 | - | $265,064 |

### 2. Accounts Receivable

The Company's accounts receivable are balances due from customers for investment banking services provided. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance, the customer's payment history, and the Company's previous loss history. The Company records an allowance for any balances that are deemed to be uncollectible. As of December 31, 2019, an allowance for doubtful receivables totaling $20,000 was recorded in the financial statements.

### 3. Related Party

The Company's member is CSH. The members of CSH are also members of Commerce Street Investment Advisor, LLC (dba Commerce Street Investment Management) ("CSIA"), and Commerce Street Capital Management, LLC ("CSCM"). The Company shares employees, office space as well as normal operating contracts and vendor relationships under an expense sharing agreement with CSH, CSIA, and CSCM. As of December 31, 2019, the Company has approximately $761,800 due from affiliates. These related party receivables are settled through cash or non-cash transactions between related parties as directed by the members of CSH.

# COMMERCE STREET CAPITAL, LLC

## NOTES TO FINANCIAL STATEMENTS

**December 31, 2019**

### 4. Furniture and Equipment

Furniture and equipment as of December 31, 2019 is as follows:

|  | Acquisition Cost | Accumulated Depreciation | Net Book Value |
|---|---|---|---|
| Computers and related equipment | $ 300,292 | $ (271,514) | $ 28,778 |
| Furniture and fixtures | 130,088 | (130,088) | - |
|  | $ 430,380 | $ (401,602) | $ 28,778 |

An analysis of the accumulated depreciation for the year ended December 31, 2019 is as follows:

| | |
|---|---|
| Beginning of year | $ 381,690 |
| Depreciation expense | 19,912 |
| End of year | $ 401,602 |

### 5. Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $497,840 which was approximately $397,840 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.53 to 1.

### 6. Exemption from Rule 15c3-3

The Company operates under exemptive provisions of the SEC Rule 15c3-3(k)(2)(i) and Rule 15c3-3(k)(2)(ii) and does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" due to the nature of its business activities.

### 7. Concentrations of Credit Risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution or the Securities Investor Protection Corporation ("SIPC") for up to $500,000 per institution which includes a $250,000 limit for cash. As of December 31, 2019, approximately $707,000 of the Company's cash was in excess of the FDIC insurance limits. As of December 31, 2019, the Company had no cash equivalents in excess of the SIPC insurance limits.

# COMMERCE STREET CAPITAL, LLC

## NOTES TO FINANCIAL STATEMENTS

### 8. Commitments and Contingencies

The Company, CSIA and CSCM have entered into a lease agreement commencing January 1, 2011 to lease its office facilities for its main office. This is a non-cancelable lease which was amended in 2019 and expires November 30, 2029. Under the terms of the lease, payments escalate annually based on a predetermined payment schedule. The effects of the escalated rent payments and all other terms of the lease are being captured to report rent on a straight-line basis over the life of the lease.

The following is a schedule of the Company's portion of approximate future minimum lease commitments required under the lease on an undiscounted basis, reconciled to the respective lease liability at December 31, 2019:

| | | |
|---|---|---:|
| 2020 | $ | 450,915 |
| 2021 | | 450,915 |
| 2022 | | 330,173 |
| 2023 | | 552,592 |
| 2024 | | 562,627 |
| Thereafter | | 2,918,630 |
| Less: imputed interest | | (1,213,029) |
| Lease Liability as of December 31, 2019 | $ | 4,052,823 |

Based on the allocation of certain joint expenses for the year beginning January 1, 2019, the Company expects to share approximately 30% of the above lease commitments with CSIA.

### 9. Sublease

The Company and CSIA have entered into a sub-lease agreement with a sub-tenant commencing on December 1, 2015. Under this sub-lease, payment escalates annually based on a predetermined payment schedule. This sub-lease runs through July 14, 2022. After the first 24 months of the sub-lease, the sub-tenant has cancellation rights with a 6-month notice requirement. The effects of the escalated rent payments and all other terms of the lease are being captured to report rental income on a straight-line basis over the life of the lease.

The following is a schedule of the approximate future minimum sublease income required under the sub-lease:

| | | |
|---|---|---:|
| 2020 | $ | 85,507 |
| 2021 | | 87,106 |
| 2022 (July) | | 51,317 |
| | $ | 223,930 |

Based on the allocation of certain joint expenses for the year beginning January 1, 2019, the Company expects to share approximately 30% of the total lease commitments with CSIA. The Company's portion of rental income under this sub-lease for the year ended December 31, 2019 was $55,390.

# COMMERCE STREET CAPITAL, LLC

## NOTES TO FINANCIAL STATEMENTS

**December 31, 2019**

**10. Guarantees**

In accordance with accounting guidance, guarantees include contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. As of December 31, 2019, there were no amounts to be indemnified to the clearing brokers for these accounts.